UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: November 7, 2025
Commission File Number: 001-37946
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Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
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354 Davis Road
Oakville, Ontario, L6J 2X1, Canada

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F X

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release dated November 7, 2025 regarding Chief Financial Officer appointment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: November 7, 2025	By: /s/ Brian Chin
Name: Brian Chin
Title: Interim Chief Financial Officer and Vice President, Investor Relations